UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Cyclerion Therapeutics, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

23255M105

(CUSIP Number)

James P. Feeney

Slate Path Capital LP

717 Fifth Avenue, 16th Floor

New York, New York 10022

(212) 257-4330

Mitchell Raab, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 21, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23255M105

1	NAME OF REPORTING PERSON

SLATE PATH MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,157,601
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,157,601
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,157,601
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 23255M105

1	NAME OF REPORTING PERSON

SLATE PATH CAPITAL LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,157,601
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,157,601
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,157,601
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.5%
14	TYPE OF REPORTING PERSON

IA

3

CUSIP No. 23255M105

1	NAME OF REPORTING PERSON

JADES GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,157,601
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,157,601
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,157,601
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.5%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 23255M105

1	NAME OF REPORTING PERSON

DAVID GREENSPAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,157,601
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,157,601
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,157,601
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.5%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 23255M105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, no par value (the “Shares”), of Cyclerion Therapeutics, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 245 First Street, 18th Floor, Cambridge, Massachusetts 02142.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Slate Path Master Fund LP, a Cayman Islands exempted limited partnership (the “Master Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Slate Path Capital LP, a Delaware limited partnership (“Slate Path”), as the investment manager of the Master Fund;
(iii)	Jades GP, LLC, a Delaware limited liability company (“Jades”), as the general partner of Slate Path; and
(iv)	David Greenspan, as the managing partner of Jades.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Slate Path, Jades and Mr. Greenspan is 717 Fifth Avenue, 16th Floor, New York, New York 10022. The address of the principal office of the Master Fund is Ugland House, 121 South Church Street, George Town, Cayman Islands KY1-1104.

(c)       The principal business of the Master Fund is investing in securities. Slate Path serves as the investment manager of the Master Fund. Jades serves as the general partner of Slate Path. Mr. Greenspan’s principal occupation is serving as the managing partner of Jades.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Greenspan is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares owned by the Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) directly from the Company pursuant to a stock purchase agreement dated as of July 29, 2020 and in open market purchases. The aggregate purchase price of the 7,157,601 Shares beneficially owned by the Master Fund is $27,364,354, including brokerage commissions.

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CUSIP No. 23255M105

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities of the Issuer because they believe that such securities are significantly undervalued and represent an attractive investment opportunity. The Reporting Persons believe that there are numerous operational and strategic opportunities to maximize shareholder value and the Reporting Persons will be seeking to engage in a dialogue with the Issuer’s Board of Directors (the “Board”) and management regarding these matters.

The Reporting Persons intend to consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, the Issuer’s operations, management, Board structure (including Board composition), capital or corporate structure, capital allocation policies, strategy and plans, and potential strategic transactions involving the Issuer or certain of the Issuer’s businesses or assets (including, without limitation, potential equity or equity-linked financing transactions), including transactions in which the Reporting Persons may seek to participate and potentially engage, alone or with other persons, or may change their intention with respect to any and all matters referred to in this Item 4. The Reporting Persons intend to communicate with the Issuer’s management and Board about a broad range of operational and strategic matters, including any such potential strategic transactions, and to communicate with other shareholders or third parties regarding the Issuer and the Reporting Persons’ current and/or potential future investment in the Issuer. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including, without limitation, the Issuer’s financial position and strategic direction, overall market conditions, the outcome of any discussions referenced above, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to purchase additional Shares or sell some or all of their Shares. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each Reporting Person is based upon 43,479,835 Shares outstanding as of August 5, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022.

As of the close of business on October 21, 2022, the Master Fund beneficially owned 7,157,601 Shares, constituting approximately 16.5% of the outstanding Shares. Each of (i) Slate Path, as the investment manager of the Master Fund, (ii) Jades, as the general partner of Slate Path, and (iii) Mr. Greenspan, as the managing partner of Jades, may be deemed to beneficially own the Shares owned by the Master Fund.

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CUSIP No. 23255M105

(b)       The Master Fund, Slate Path, Jades and Mr. Greenspan have the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the 7,157,601 Shares held by the Master Fund.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(c)       None of the Reporting Persons has entered into any transactions in the Shares during the past sixty days.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 21, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Slate Path Master Fund LP, Slate Path Capital LP, Jades GP, LLC and David Greenspan, dated October 21, 2022.

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CUSIP No. 23255M105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2022

SLATE PATH MASTER FUND LP

By:	Slate Path Capital LP, its investment manager

By:	Jades GP, LLC, its general partner

By:	/s/ John Metzner
	Name:	John Metzner
	Title:	Chief Operating Officer

SLATE PATH CAPITAL LP

By:	Jades GP, LLC, its general partner

By:	/s/ John Metzner
	Name:	John Metzner
	Title:	Chief Operating Officer

JADES GP, LLC

By:	/s/ John Metzner
	Name:	John Metzner
	Title:	Chief Operating Officer

/s/ James P. Feeney
JAMES P. FEENEY As attorney-in-fact for David Greenspan

9